Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Hotchkis and Wiley Funds
725 S. Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

December 17, 2010

Mr. Edward Bartz
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis and Wiley Funds (the “Trust”)
File Nos.:  333-68740 and 811-10487

Dear Mr. Bartz:

This letter is in response to your oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on November 29, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 20 to the Trust’s Registration Statement on Form N-1A.  PEA No. 20 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on October 13, 2010, for the purpose of registering shares of a new series of the Trust – the Hotchkis and Wiley Capital Income Fund (the “Fund”).

The Trust will file PEA No. 21 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 20 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

Mr. Edward Bartz
Securities and Exchange Commission
December 17, 2010

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

Prospectus - Summary Section

1.	Staff Comment: At the beginning of the Summary Section, please delete the words “Hotchkis and Wiley Funds” from the caption entitled “Fund Summary: Hotchkis and Wiley Funds.”

Response: The phrase “Hotchkis and Wiley Funds” that appears at the beginning of the summary section is the name of the Trust and is included as part of the Trust’s brand.  As such, the Trust respectfully declines to make this requested change.

2.	Staff Comment: Please delete the phrase “Hotchkis and Wiley Funds” that appears in the footer of all pages of the summary section.

Response: The phrase “Hotchkis and Wiley Funds” that appears in the footer throughout the prospectus, including the summary section, is the name of the Trust and is included as part of the Trust’s brand.  As such, the Trust respectfully declines to make this requested change.

3.	Staff Comment: In the Fund’s “Shareholder Fees” table, please add the $15 wire redemption fee.

Response:  The Trust responds by referring the Staff to Instructions 2(b) and 2(d) of Item 3 of Form N-1A.  A wire redemption fee is not “charged for any redemption of the fund’s shares,” but is rather a fee that applies “to only a limited number of shareholders based on their particular circumstances.”  Because this fee only applies if a shareholder requested that redemption proceeds be sent via federal wire, as opposed to sending redemption proceeds by check or via ACH, the Trust believes it need not be disclosed in the Shareholder Fees table.

4.
Staff Comment:  In the Fund’s “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the “Annual Fund Operating Expenses” table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions provided in Form N-1A, Item 3, Instruction 3(e).  Similarly, please revise the disclosure in Footnote (b) to the Fund’s “Annual Fund Operating Expenses” table to reflect the new caption.

Mr. Edward Bartz
Securities and Exchange Commission
December 17, 2010

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Instruction 3(e) to Item 3 of Form N-1A states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

5.
Staff Comment: Footnote (b) to the Fund’s “Annual Fund Operating Expenses” table states that the Advisor may change or eliminate the contractual fee waiver and/or expense reimbursement only after 30 days’ prior notice to shareholders.  Please confirm that such 30 days’ notice would only occur after October 31, 2012.

Response: As the word “Thereafter” was intended to convey, the Trust confirms that any 30 day notice period would only occur after October 31, 2012.

6.	Staff Comment: Please add the parenthetical (“junk bonds”) to the end of the fourth sentence in the first paragraph of the Principal Investment Strategy section.

Response: The Trust responds by making the requested change.  The new sentence now reads as follows:

“Debt securities include all varieties of fixed, floating and variable rate instruments, convertible securities, investment grade and below investment grade fixed income securities (commonly known as “junk bonds”).”

7.
Staff Comment: In the Principal Investment Strategy section, please provide the market capitalization of the equity securities in which the Fund would invest.  If applicable, please add a concomitant risk factor addressing the risks of investing in small/mid capitalization companies.

Response:  The Trust responds by adding the following disclosure:

“The equity securities in which the Fund invests consist primarily of common and preferred stock with market capitalizations greater than $1 billion.”

Mr. Edward Bartz
Securities and Exchange Commission
December 17, 2010

It is not the Trust’s intention for small/mid capitalization companies to be a principal investment of the Fund.

8.	Staff Comment: In the Principal Investment Strategy section, please provide the type, maturity and credit quality of the fixed income securities in which the Fund would invest.

Response: The Trust responds by adding the following disclosure:

“Debt securities include all varieties of fixed, floating and variable rate instruments, convertible securities, investment grade and below investment grade fixed income securities (commonly known as “junk bonds”). The average portfolio duration of the fixed income portion of the Fund normally will vary within two years (plus or minus) of the duration of the BofA Merrill Lynch U.S. High Yield BB-B (Constrained 2%) Index, which as of September 30, 2010 was 4.39 years.”

9.
Staff Comment:  Please confirm that the Trust has considered the observations contained in the SEC’s July 30, 2010 Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (the “ICI Letter”).

Response: The Trust confirms that it has taken the contents of the ICI Letter into account during the drafting of the PEA.

10.	Staff Comment: In the introductory paragraph to the Principal Investment Risks, please disclose that loss of money is a risk of investing in the Fund.

Response: The Trust will make the requested change.  The first sentence of the introductory paragraph to the Principal Investment Risks has been revised as shown below:

“As with any mutual fund, the value of the Fund’s investments, and therefore the value of its shares, may go down and you could lose all or a portion of your investment in the Fund.”

11.	Staff Comment: Please consider whether some of the risk factors contained in the Principal Investment Risks could be shortened.

Response:  The Trust believes that its description of the Principal Investment Risks strikes the proper balance between necessary disclosure that shareholders would find useful in deciding whether to invest in the Fund and a plain-English approach.  Accordingly, the Trust believes that the length of the various risk factors is appropriate given the subject matter.

Mr. Edward Bartz
Securities and Exchange Commission
December 17, 2010

12.
Staff Comment: Please include the parenthetical “(junk bonds)” in the title of the High Yield Risk factor, such that the title of that risk factor in both the summary section’s Principal Investment Risks and in the prospectus section entitled “Fund Facts – About the Fund” would read “High Yield (Junk Bonds) Risk”.

Response:  The Trust respectfully declines to make this requested change, particularly since the first sentence of the High Yield risk factor in both the summary section’s Principal Investment Risks and in the prospectus section entitled “Fund Facts – About the Fund” state that high yield securities are commonly known as junk bonds.

13.
Staff Comment: Please delete the first two sentences of the section entitled “Management – Portfolio Managers” since Item 5(b) of Form N-1A only requires that the persons primarily responsible for the day-to-day management of the Fund be listed, and references to unnamed members of the investment team are neither required nor permitted under Item 5(b) of Form N-1A.

Response:  The Trust will make the requested change.

14.	Please delete the second sentence of the section entitled “Purchase and Sale of Fund Shares” as this is neither required nor permitted under Item 6 of Form N-1A.

Response: The Trust respectfully declines to make the requested change, as Item 6 contemplates that shares may be purchased by wire transfers.

15.	Staff Comment: In the “Tax Information” section, please add a statement that withdrawals from tax-deferred accounts may be taxed later.

Response:  The Trust has considered this comment and believes that additional disclosure is not necessary, based on Item 7 of Form N-1A.  Additionally, the Trust notes that the current disclosure mirrors that provided by the SEC in the Hypothetical Summary Prospectus of Release Nos. 33-8861; IC-28064.

Prospectus – Fund Facts - About the Fund

16.
Staff Comment: In the Fund’s “About the Fund” section, please add a general discussion of the principal investment strategies for the Fund under Item 9 of Form N-1A if the Fund’s Item 4 disclosure is a summary of its principal investment strategies.  Alternatively, please indicate supplementally that the Fund would have repeated its investment strategies identically as disclosed in Item 4 of the Fund’s Summary section.

Response: The Trust responds by noting that the Fund would have repeated its investment strategies under Item 9 identically to the investment strategies disclosed in the Fund’s summary section under Item 4.  In the interest of brevity, the Fund will not be including a duplicative discussion of its principal investment strategies.

Mr. Edward Bartz
Securities and Exchange Commission
December 17, 2010

Statement of Additional Information (“SAI”)

17.
Staff Comment: In the seventh paragraph of the section entitled “Management,” please add expanded disclosure discussing the reasons for which the Trust believes that its leadership structure and membership is appropriate per Item 17(b)(1) of Form N-1A.

Response:  In response to Item 17(b)(1) of Form N-1A, the Fund has included disclosure in its Statement of Additional Information under “Board and Committee Structure” describing the Board’s leadership structure and stating that the Board “believes that its current structure is appropriate based on the size of the Board, the assets and number of Funds overseen by the Trustees, as well as the nature of the Funds’ business.”  The Trust believes the referenced disclosure is responsive and sufficient.

18.
Staff Comment:  In the “Disclosure of Portfolio Holdings” section, please provide details regarding any ongoing arrangements to disclose portfolio holdings to any person, including the identity of the persons who receive information pursuant to such arrangements, including any lag times.

Response:  The Trust responds by noting that the Trust’s entire Disclosure of Portfolio Holdings Policy is included in the SAI.  Additionally, the Trust directs the Staff’s attention to the disclosure under the subheadings “Disclosure of Holdings to Analytical Companies” and “Disclosure of Holdings to Service Providers and Other Parties” in response to this comment.  Finally, the back page of the Prospectus, which is incorporated by reference into the SAI, contains a list of service providers to the Trust.

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz at (414) 765-5366.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis and Wiley Funds